Mail Stop 3720

      March 10, 2006


Claudia S. Toussaint, Esq.
Vice President-Corporate Governance
  and Ethics, and Corporate Secretary
Embarq Corporation
5454 W. 110th Street
Overland Park, Kansas  66211

      Re:	Embarq Corporation
      Registration Statement on Form S-1
      Filed February 10, 2006
		File No. 333-131747

Dear Ms. Toussaint:

      We have limited our review of your Form S-1 to consideration of
your compliance with the comments we issued in our February 22,
2006
letter regarding your Form 10 (file number 1-32732) and disclosure concerning the distribution of the notes and related matters. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise this registration statement to comply with applicable comments we issued in our February 22, 2006 letter regarding your Form 10 filed on January 23, 2006.

2. It appears that the offer of the notes is a primary offering and that Sprint Nextel and Sprint Capital should be identified as underwriters. In this regard, it appears that you did not issue the notes prior to the filing of the registration statement and that Sprint Nextel and Sprint Capital are expressly taking the notes with a view to distribution in a firm commitment public offering. Please generally revise the registration statement to convey that the offering is a primary offering of the notes and to identify Sprint Nextel and Sprint Capital as underwriters. If you disagree, please provide in your response letter a detailed explanation supported by the facts as to why you disagree.
3. Disclose when you intend to issue the notes to Sprint Nextel.
4. Include a separate section in the prospectus or a subsection of management`s discussion and analysis that discusses the material terms of the credit facilities and any other material indebtedness that you will have at the time of the offering.
5. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as various terms of the notes not related to the offering price and various distribution information. Please include this disclosure in a pre-effective amendment as soon as practicable.
Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Prospectus Cover Page
6. In the first sentence, you state that you "are currently a subsidiary of Sprint Nextel Corporation." Please clarify throughout the prospectus when the notes offering will take place in relation to
Sprint Nextel`s dividend distribution of your common stock to its stockholders.
7. It appears that you intend to offer and sell the notes through a firm commitment underwriting arrangement. Please disclose the name(s) of the lead or managing underwriter(s) in your next amendment, as required by Items 501(b)(8) and 508(a) of Regulation S-
K.

Risk Factors, page 10
General
8. Discuss any material risks associated with indenture restrictions on your ability to obtain additional financing and the effects on your business, operations or financial condition.

We may be unable to pay interest on or repay the notes...., page
16
9. This risk factor appears to focus on the risk associated with your ability to pay interest or repay the notes due to your reliance on the subsidiaries. Please also include a risk factor that discusses the risk associated with your ability to service the notes due to the amount of your overall indebtedness, the level of your revenues and available cash, and the priority of the notes among your indebtedness. On page six, you state that that you "will have approximately $7.25 billion of indebtedness on the distribution date." Also, to provide context, state here when the notes mature, when interest payments are due and your annual debt service obligations for the next several years.
10. In addition, provide risk factors that discuss risks related to the terms of the indenture governing the notes. For example, discuss the following:
* The indenture does not limit the aggregate principal amount of notes or other debt securities that you may issue; and
* The indenture does not contain financial or other restrictive covenants, except for limited restrictive covenants.

Specifically explain how these provisions, or lack thereof, make an investment in the notes risky.

Description of the Notes, page 85
11. Please confirm to us in your response letter that the indentures will not have mandatory redemption or change of control repurchase provisions.

Exhibits
12. File your exhibits, such as your indenture, legality opinion and statement of eligibility of trustee, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Virga, Staff Accountant, at (202)
551-
3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3810, with any other questions.

								Sincerely,




								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 556-2222
      E. William Bates, II., Esq./King & Spalding LLP

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Ms. Toussaint
Embarq Corporation
March 10, 2006
Page 5